SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SMART Modular Technologies (WWH), Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Ordinary Shares, $0.00016667 par value
(Title of Class of Securities)

G82245 10 4
(CUSIP Number of Class of Securities Underlying Options)

Ann T. Nguyen
General Counsel
SMART Modular Technologies (WWH), Inc.
39870 Eureka Drive
Newark, CA 94560
(510) 623-1231
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Michael Nordtvedt
Wilson Sonsini Goodrich & Rosati
Professional Corporation
701 Fifth Avenue, Suite 5100
Seattle, WA 98104
(206) 883-2500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$4,541,084	$253.40

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,446,561 ordinary shares of Issuer having an aggregate value of approximately $4,541,084 as of July 9, 2009 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on a modified Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$253.40
Form or Registration No.:	Schedule TO
Filing party:	SMART Modular Technologies (WWH), Inc.
Date filed:	August 27, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 2. Subject Company Information
Item 10. Financial Statements
Item 12. Exhibits
SIGNATURE

     This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed on August 27, 2009, as amended by Amendment No. 1 (“Amendment No. 1”) to Schedule TO filed on September 2, 2009, by SMART Modular Technologies (WWH), Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”). The Schedule TO, as amended, relates to the offer by the Company to exchange (the “Exchange Offer”) options to purchase up to an aggregate of 3,446,561 ordinary shares of the Company, whether vested or unvested, that (i) were granted before August 6, 2008 with an exercise price higher than $4.20; (ii) were granted under the SMART Modular Technologies (WWH), Inc. 2006 Amended and Restated Stock Incentive Plan (“Plan”); and (iii) are held by eligible option holders (the “Eligible Options”).
     This Amendment No. 2 is being filed solely to amend “Item 2-Subject Company Information” to reflect revisions to the information set forth in the Offer to Exchange under the caption “Risks of Participating in the Offer,” “Item 10-Financial Statements” to reflect the inclusion of additional financial information and “Item 12-Exhibits” to reflect the removal in its entirety of Section 20 of the Offer to Exchange and the changes made pursuant to Amendment No. 1 and Amendment No. 2. Except as set forth above, there were no changes to the offer materials.

Item 2. Subject Company Information.
     (b) Securities.
     The risk factor set forth in the Offer to Exchange under the heading “Risks of Participating in the Offer—Although we are no longer a ‘controlled company’ within the meaning of the rules of the NASDAQ, our principal investors continue to exert substantial influence over us” is deleted in its entirety.
     The risk factor set forth in the Offer to Exchange under the heading “Risks of Participating in the Offer—Our principal investors and the persons whom they nominate to our board of directors may have interests that conflict with our interests and the interests of our other shareholders” is superseded in its entirety by the following:
Our principal investors continue to exert substantial influence over us and may have interests that conflict with our interests and the interests of our other shareholders.
     TPG, Francisco Partners and Shah Capital Partners may have interests that conflict with, or are divergent from, our own and those of our other shareholders. TPG, Francisco Partners and Shah Capital Partners are the holders of an aggregate of approximately 34% of our outstanding ordinary shares as of July 31, 2009. Although these investors own less than a majority of our outstanding ordinary shares, they still continue to have significant influence over matters submitted to our shareholders and our business policies and affairs. They have invested in or acquired other businesses that are involved in the semiconductor industry and may invest in or acquire others in the future. Conflicts of interest between our principal investors and us or our other shareholders may arise. Our memorandum and articles of association do not contain any provisions designed to facilitate resolution of actual or potential conflicts of interest, or to ensure that potential business opportunities that may become available to both our principal investors and us will be reserved for, or made available to, us. If an actual or potential conflict of interest develops involving one of our directors, our corporate governance guidelines provide that the director must report the matter immediately to our board of directors and nominating and corporate governance committee for evaluation and appropriate resolution. Further, such director must recuse himself or herself from participation in the related discussion and abstain from voting on the matter. Nonetheless, conflicts of interest may not be resolved in a manner favorable to us or our other shareholders. In addition, our principal investors’ substantial share ownership may adversely affect the trading price of our ordinary shares because investors often perceive disadvantages in owning shares in companies with shareholders who control a significant percentage of outstanding shares.
Item 10. Financial Statements.
     (a) Financial Information.
     The information set forth in Schedule B to the Offer to Exchange is superseded in its entirety by the following:
SCHEDULE B
SELECTED FINANCIAL DATA
OF SMART MODULAR TECHNOLOGIES (WWH), INC.
          The following table sets forth data for the last five fiscal years and the nine months ended May 30, 2008 and May 29, 2009 and should be read in conjunction with the Management’s Discussion and Analysis of Financial Condition and Results of Operations and the financial statements included in our Annual Report on Form 10-K for the year ended August 29, 2008 and Quarterly Report on Form 10-Q for the quarter ended May 29, 2009. The statement of operations data for the nine months ended May 30, 2008 and May 29, 2009 and the balance sheet data as of May 29, 2009 have been prepared on the same basis as our audited financial statements. In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments, consisting only of normal and recurring adjustments, necessary to state fairly our results of operations for and as of the periods presented. Historical results are not necessarily indicative of results to be expected for future periods and interim results are not necessarily indicative of results for the entire year.
          On April 16, 2004, a group of investors led by TPG, Francisco Partners and Shah Capital Partners acquired our business from Solectron. Selected financial data for the periods prior to and including April 16, 2004 are referred to as the “Predecessor Business” and are derived from the combined financial statements of SMART Modular Technologies, Inc., the Company’s predecessor. We have derived the statement of operations data for the years ended August 29, 2008, August 31, 2007, and August 25, 2006, and the balance sheet data as of August 29, 2008 and August 31, 2007 from our audited financial statements which have been audited by KPMG LLP and are included in our Annual Report on Form 10-K for the year ended August 29, 2008. KPMG LLP’s report on the consolidated financial statements refers to the adoption of Statement of Financial Accounting Standards (SFAS) No. 123R Share-Based Payment by applying the prospective method at the beginning of fiscal year 2006 and the adoption of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 at the beginning of fiscal 2008. Historical results are not necessarily indicative of results to be expected for future periods.
          In April 2004, we began reporting all revenue for a service program with our largest customer on a net revenue basis as a result of changes to the terms of our existing services contract with this customer. Prior to this change, most of our other services contracts were already accounted for on a net revenue basis. Reporting services revenue on a net basis has had no impact on our gross profit, operating expenses, net income (loss) or cash flow. We use a 52- to 53-week fiscal year ending on the last Friday in August.

								Predecessor
	Successor Business							Business
								Period
	Nine	Nine					Period	from
	Months	Months	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year	from	August 30,
	Ended	Ended	Ended	Ended	Ended	Ended	April 17 to	2003 to
	May 29,	May 30,	August 29,	August 31,	August 25,	August 26,	August 27,	April 16,
	2009	2008	2008	2007 (1)	2006 (1)	2005 (1)	2004 (1)	2004 (1)
	(In thousands, except per share amounts)
Statement of Operations Data (1)
Net sales	$341,509	$509,485	$670,151	$844,627	$727,206	$607,299	$233,677	$659,171
Cost of sales	272,989	414,691	550,420	695,054	600,632	505,461	203,482	601,217

Gross profit	68,520	94,794	119,731	149,573	126,574	101,838	30,195	57,954
Operating expenses:
Research and development	15,056	14,727	20,164	16,383	15,545	9,697	4,447	9,012
Selling, general and administrative	41,834	44,785	59,849	59,552	54,917	46,636	18,151	29,454
Advisory service agreements’ fees	—	—	—	—	10,303	2,588	913	—
Impairment of goodwill	10,416	—	3,187	—	—	—	—	43,302
In-process research and development charge	—	4,400	4,400	—	—	—	—	—
Restructuring charges	2,810	—	1,938	—	—	880	1,300	6,224

Total operating expenses	70,116	63,912	89,538	75,935	80,765	59,801	24,811	87,992

Income (loss) from operations	(1,596)	30,882	30,193	73,638	45,809	42,037	5,384	(30,038)
Interest (expense) income, net	(5,079)	(3,819)	(5,355)	(7,381)	(15,153)	(6,998)	(927)	170
Other income (expense), net	(631)	2,050	2,557	934	2,567	481	451	(148)

Total other (expense) income	(5,710)	(1,769)	(2,798)	(6,447)	(12,586)	(6,517)	(476)	22

Income (loss) before provision for income taxes	(7,306)	29,113	27,395	67,191	33,223	35,520	4,908	(30,016)
Provision for income taxes	3,808	16,611	18,421	9,458	914	8,802	1,255	2,301

Net income (loss)	$(11,114)	$12,502	$8,974	$57,733	$32,309	$26,718	$3,653	$(32,317)

Net income per ordinary share, basic	$(0.18)	$0.21	$0.15	$0.97	$0.60	$0.55	$0.07

Net income per ordinary share, diluted	$(0.18)	$0.20	$0.14	$0.91	$0.55	$0.50	$0.07

Shares used in computing net income per ordinary share, basic	61,640	60,864	60,985	59,636	54,265	48,872	48,872

Shares used in computing net income per ordinary share, diluted	61,640	63,606	63,555	63,782	59,189	53,531	50,745

								Predecessor
	Successor Business							Business
								Period
	Nine	Nine					Period	from
	Months	Months	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year	from	August 30,
	Ended	Ended	Ended	Ended	Ended	Ended	April 17 to	2003 to
	May 29,	May 30,	August 29,	August 31,	August 25,	August 26,	August 27,	April 16,
	2009	2008	2008	2007 (1)	2006 (1)	2005 (1)	2004 (1)	2004 (1)
	(In thousands, except for ratios)
Ratio of Earnings to Fixed Charges (unaudited):
Earnings*	$(187)	$36,896	$37,591	$78,330	$51,257	$44,121	$6,479	$(28,742)
Fixed charges**	$7,119	$7,783	$10,196	$11,139	$18,034	$8,601	$1,571	$1,274
Ratio of earnings to fixed charges	—	4.7	3.7	7.0	2.8	5.1	4.1	—
Dollar amount of deficiency	$(7,306)	N/A	N/A	N/A	N/A	N/A	N/A	$(30,016)

(1)	Certain amounts for fiscal 2007, 2006, 2005 and 2004 and as of August 31, 2007, August 25, 2006, August 26, 2005, and August 27, 2004 were revised due to prior period revisions. See Note 1(u) of Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for the year ended August 29, 2008 for additional information.
*	Earnings consist of income (loss) before provision (benefit) for income taxes and fixed charges.
**	Fixed charges consist of interest expense on debt and amortization of deferred debt issuance costs and the portion of rental expense that we believe is representative of the interest component of rental expense.

							Predecessor
	Successor Business						Business
	May 29,	August 29,	August 31,	August 25,	August 26,	August 27,	April 16,
	2009	2008	2007	2006	2005	2004	2004
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$139,229	$115,994	$144,147	$85,620	$75,970	$36,747	$17,887
Working capital	257,852	269,709	251,459	184,799	135,930	52,924	83,536
Total assets	375,911	447,148	453,077	426,456	321,061	288,040	257,056
Total long-term debt	81,250	81,250	81,250	81,250	125,000	—	—
Total shareholders’ equity	222,119	246,906	221,426	150,663	42,648	79,837	91,330
     Our book value per share as of May 29, 2009 was $3.60 (calculated using our total shareholders’ equity divided by the number of outstanding ordinary shares as of May 29, 2009).

Item 12. Exhibits.
     The information set forth in the Offer to Exchange (Exhibit (a)(1)(A) to the Schedule TO) is amended hereby to reflect the removal of Section 20 thereof in its entirety and the other changes made pursuant to Amendment No. 1 and Amendment No. 2.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Schedule TO, as amended, is true, complete and correct.

SMART MODULAR TECHNOLOGIES (WWH), INC.
/s/ Ann T. Nguyen
Ann T. Nguyen
General Counsel

Date: September 16, 2009